CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

December 15, 2008

TSX Venture Exchange Symbol: CMA

U.S. 20-F Registration:  000-29870 CRMXF

 Frankfurt Stock Exchange:  DFL

Cream Minerals Announces Revised Inferred Mineral Resource Estimate

At the Nuevo Milenio Silver – Gold Project, Mexico

Vancouver, BC – December 15, 2008 - Cream Minerals Ltd. (TSXV - CMA) ("Cream" or the "Company") is pleased to provide an update on the Company’s flagship project, the Nuevo Milenio Silver-Gold property located in Nayarit State, Mexico (the “Nuevo Milenio”). The Nuevo Milenio is located twenty seven kilometres by road (24 km paved, 3 km dirt) from Tepic, the capital city of Nayarit State.  The project is located close to significant infrastructure, including power lines, water supplies, paved roads, a major highway, an international airport and rail lines.

The Inferred Mineral Resource estimate was revised with two objectives in mind.  One, define high grade veins over optimal mining widths and two maintain the continuity of mineralization along strike and down dip.  While removal of lower grade vein segments from the Inferred Mineral Resource reduces the volume of the revised Resource, the outcome is a high grade Mineral Resource that retains the same overall exploration potential.

Reported Inferred Mineral Resources NI 43-101 (2006 and 2008)

Dos Hornos (U/G)	Width m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Dos Hornos Segment 1	7.13	2,132,802.55	1.530	133.71	104,582.59	9,168,652.44
Dos Hornos Segment 2	14.88	2,949,214.68	0.946	76.47	89,657.28	7,250,802.66
Veta Tomas	5.09	1,246,162.50	1.282	354.72	51,344.17	14,212,286.62
Once Bocas (OP)	100	11,590,000.00	0.345	57.90	129,000.00	21,580,000.00
Total		17,918,179.73			374,584.00	52,211,800.00

Tonnes: 17,920,000 Au oz: 375,000 Ag oz: 52,212,000

Silver Equivalent (Gold -- Silver price Ratio = 50:1): 71,000,000 oz (assumes 100% recovery)

The initial Inferred Mineral Resources were calculated during a period of sharply rising gold and silver prices. Consequently the anticipated economic cut off grade at the time was estimated to be 60 g/t silver to 70 g/t silver. Following the downward adjustment in gold and silver prices that has occurred since March 2008 the Inferred Mineral Resource data has been revised in the light of current gold and silver prices. Based on the anticipated higher cut off grade of 120 g/t to 150 g/t silver narrower mineralized vein structures at significantly higher grade have been selected and were used to calculate the revised Inferred Mineral Resources outlined below.

Reported Inferred Mineral Resources revised to allow for present Gold and Silver Prices

Dos Hornos (U/G)	Width m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Dos Hornos Segment 1	4.70	1,173,901.56	1.500	165.34	59,400.00	6,552,238.85
Dos Hornos Segment 2	4.06	746,528.32	1.770	201.95	42,390.25	4,847,215.70
Veta Tomas	5.09	1,246,162.50	1.280	351.19	51,344.17	14,070,467.48
Once Bocas	2.42	1,921,162.50	1.920	252.59	118,347.79	15,602,012.74
Total		5,087,754.88	1.660	251.09	271,482.21	41,071,934.77

Tonnes: 5,088,000 Au: 1.660 g/t, Ag 251.09 g/t Au: 271,500 oz, Ag: 41,072,000

Silver Equivalent (Gold -- Silver price Ratio = 50:1):   54,647,000 oz (assumes 100% recovery)

The NI 43 – 101 Compliant Inferred Mineral Resources were revised to reflect changes in silver and gold prices, hence requiring the selection of sample sections with Higher Grades and/or Narrower widths from the existing data base used for the Inferred Mineral Resource calculations as reported in the NI 43 -101 compliant Reports, dated Feb 12, 2006 and Jan 30 2008.  In particular, Dos Hornos Segment 1 has a reduced width from 7.13 m to 4.67 m and Dos Hornos Segment 2 from 14.88 m to 4.34 m but retaining the horizontal and vertical dimensions for each individual Mineralized Block as used for the calculation of Inferred Mineral Resources, as reported, in the Ni 43 – 101 compliant report dated Jan 30, 2008. At Once Bocas only the higher grade and continuous veins were selected. The strike length of 300 m, as used for the open pit, was retained but the down dip dimension was taken as 250 m. The continuity of mineralization along strike and down dip of the vein structures was preserved.

Dos Hornos Segment 1:

Segment 1	m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Block 1	4.67	143,753.81	1.759	195.19	8,129.86	902,141.46
Block 2	4.34	268,280.70	1.728	164.03	14,906.53	1,414,892.32
Block 3	5.21	281,847.33	1.835	148.98	16,624.99	1,350,010.34
Block 4	4.61	349,806.63	1.388	160.00	15,605.43	1,799,512.77
Block 5	3.00	148,892.90	0.678	169.75	3,244.35	812,613.45
Block 6	2.00	42,466.25	0.651	200.00	888.84	273,068.51
All Blocks	4.70*	1,173,901.56	1.496	165.34	59,400.00	6,552,238.85

* weighted average width of Block 1 to 6

Dos Hornos Segment 2:

Segment 2	m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Block 1	4.52	84,325.12	4.950	254.45	13,420.23	689,853.93
Block 2	3.41	125,578.20	2.911	274.44	11,752.22	1,108,057.64
Block 3	3.00	99,375.00	1.191	252.52	3,806.35	806,798.18
Block 4	3.85	218,625.00	0.735	149.26	5,164.02	1,325,681.61
Block 5	3.00	218,625.00	1.173	130.43	8,247.44	916,824.34
Total	4.06*	746,528.32	1.766	201.95	42,390.25	4,847,215.70

* weighted average width of Block 1 to 5

Veta Tomas:  No changes from NI 43 – 101 Jan 30, 2008

Veta Tomas	m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Block 1	8.00	206,700.00	1.662	160.88	11,045.09	1,069,153.97
Block 2	5.71	251,750.00	1.327	177.13	10737.6	1,433,735.80
Block3	5.00	251,750.00	0.594	157.54	4807.88	1,275,124.31
Block 4	5.00	185,500.00	1.113	394.48	6639.19	2,352,688.45
Block 5	5.00	169,600.00	1.989	735.6	10845.72	4,011,116.61
Block 6	4.00	180,862.50	1.250	700.00	7268.69	4,070,467.48
Total	5.09*	1,246,162.50	1.282	354.72	51,344.17	14,212,286.62

* weighted average width of Block 1 to 6

Veins Once Bocas North of Creek:

Description	m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Vein 2	2.3	457,125.00	1.537	159.58	22,589.50	2,345,368.86
Vein 3	1.9	377,625.00	0.866	178.8	10,514.20	2,170,830.79
Total	2.10	834,750.00	1.233	168.27	33,103.70	4,516,199.64

* weighted average width vein 2 and 3

Veins Once Bocas South of Creek:

Description	m	Tonnes	Au g/t	Ag g/t	Au oz/t	Ag oz
Vein 1	2.57	510,787.50	4.311	509.3	70,797.19	8,363,954.40
Vein 2	2.90	576,375.00	0.78	146.88	14,446.90	2,721,858.34
Total	2.73*	1,087,162.50	2.439	317.16	85,244.09	11,085,812.74

* weighted average width vein 1and 2

Work in progress includes further surface prospecting and sampling to identify new zones of mineralization, testing of recently identified mineralized zones and continued review and sampling of historical Spanish underground workings.  The Company has designed an underground work program intended to upgrade current mineral resources as well as identify additional mineral resources. The underground program may require two years to complete and will include the construction of tunnels, approximately 8,000 metres of underground diamond drilling, a bulk sampling program and metallurgical studies. Upon completion of the work program it is anticipated that the reported underground and open pit Inferred Mineral Resource of 54.6 million ounces silver equivalent (50:1gold-silver ratio) will be upgraded to a Measured and Indicated Resource. In addition the Company expects to add additional NI 43-101 compliant Inferred Mineral Resources indicated within Mineral Resource Targets, in close proximity to the current Inferred Mineral Resources (see news release dated May 21, 2008).

Mr. Ferdinand Holcapek, P. Eng., Director and Administrator General, Cream Minerals De Mexico, SA de CV, supervises exploration programs on the Nuevo Milenio Project. He is responsible for all technical reporting and is the Company's "Qualified Person" for the purpose of National Instrument 43-101.

A Panoramic View of the Nuevo Milenio mineralized structures, which outlines the three main areas of  Mineralization as well as additional defined areas of mineralization extending over a 5 km distance is can be seen below.

N
LEGEND
Inferred Resources
Target Areas
Prospects
CERRO BARTOLO
Vulcan Media Luna
Domo El Dragon
Opal Mines
Opal Mines
Opal Mines
Pozo Antonio
Dos Hornos – Veta Tomas Inferred Mineral Resource
Veta Lupe
Once Bocas Open Pit Inferred Resources
Chacuaco Target Open Pit
Mina California
Mina Zapote
AREA OF SILICA CAPS & INTENSE ARGILIC ALTERATION
Salmandria
Hg 1300 ppb
Mina Victoria
Mina Julia
Au 0.66 g/t
Astasio 1
Astasio 2
5.00 km
Source: Google Earth vertical distance 3x normal
Mineralized Zone Data F. Holcapek P.Eng. OcT. 20008

# Lote Nuevo Milenio Mineralized Zone

## Inferred Resources, Resource Targets, Prospect

Cream Minerals is primarily a silver-gold exploration company with properties in Mexico and Canada.  The Company’s flag ship project is the Nuevo Milenio Silver-Gold property located in Nayarit State Mexico. The Nuevo Milenio contains a significant NI 43-101 compliant silver equivalent mineral resource. To learn more about Cream Minerals or view a recent Resource World article on the Company please click here www.creamminerals.com

For further information, please contact:

Frank A Lang, BA, MA, P.Eng.

Chairman

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  Management has prepared this release and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.